Exhibit 99.1

DDC Enterprise Limited

(Incorporated in the Cayman Islands with limited liability)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on November 29, 2024, at 9 a.m., Eastern Standard Time

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the “Meeting”) of holders of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) of DDC Enterprise Limited (the “Company”) will be held virtually on November 29, 2024, at 9 a.m., Eastern Standard Time. Eligible shareholders, as well as duly appointed proxyholders will be able to attend virtually, participate and vote at the Meeting. The Board of Directors of the Company has determined to convene and conduct the Meeting in a virtual meeting format at: https://web.lumiconnect.com/228736879 (password: ddc2024). Shareholders will NOT be able to attend the Meeting physically in person. This Notice and accompanying proxy statement (the “Proxy Statement”) includes instructions on how to access the virtual Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of the Extraordinary General Meeting of Shareholders, the accompanying Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about October 31, 2024.

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution: to ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and to authorize the audit committee of the board of directors of the Company to fix the remuneration of the auditor;

2.	RESOLVED as a special resolution, that:

(a)	the Company consolidate each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each (the “Class A Ordinary Shares”), on a basis ranging from no consolidation to a consolidation of 1:25 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board of Directors of the Company within one year of the date of the Meeting;

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company; and

(c)	concurrently with the Share Consolidation being effectuated under (a) above:

(i)	increasing the authorized share capital by an additional US$ amount equal to the new par value determined under (a) multiplied by a number of Class A Ordinary Shares necessary to increase the total number of authorized Class A Ordinary Shares in the share capital of the Company to 200,000,000; and

(ii)	creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000 each with a nominal or par value of an amount equal to US$0.016 multiplied by the ratio of the Share Consolidation determined in (a) above each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

3.	RESOLVED as an ordinary resolution: to approve the amendments to 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s Class A Ordinary Shares that can be awarded under the 2023 ESOP from 3,200,000 Class A Ordinary Shares to 5,200,000 Class A Ordinary Shares (such amounts are prior to any adjustment for the Share Consolidation); and

4.	RESOLVED as an ordinary resolution: to approve to direct the chairperson of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 3.

The foregoing items of business are described in the Proxy Statement. The Board of Directors of the Company unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business Eastern Daylight Time on October 18, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. As of the Record Date, there were 30,967,660 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Please refer to the proxy form, which is attached to and made a part of this Notice. Holders of record of the Company’s Ordinary Shares at the close of business on the Record Date are entitled to vote at the Meeting and any adjourned or postponed meeting thereof.

Management and DF King are soliciting proxies. Shareholders are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

You are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Meeting to ensure your representation at such meeting.

This notice of the Extraordinary General Meeting of Shareholders and the attached Proxy Statement are also available at http://www.astproxyportal.com/ast/27664 .

DDC ENTERPRISE LIMITED

Date: October 31, 2024	By:	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu, Chief Executive Officer

DDC ENTERPRISE LIMITED

Extraordinary General Meeting of Shareholders

November 29, 2024

9:00 a.m., Eastern Standard Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of DDC Enterprise Limited (the “Company”) is soliciting proxies for the Extraordinary General Meeting of shareholders (the “Meeting”) of the Company to be held on November 29, 2024 at 9:00 a.m. Eastern Standard Time. The Board of Directors of the Company has determined to convene and conduct the Meeting in a virtual meeting format at: https://web.lumiconnect.com/228736879 (password: ddc2024). Shareholders will NOT be able to attend the Meeting physically in person. This Proxy Statement includes instructions on how to access the virtual Meeting and how to interact and vote from home or any remote location with Internet connectivity.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) of record at the close of business Eastern Daylight Time on October 18, 2024 (the “Record Date”) are entitled to attend virtually and vote at the Meeting or at any adjournment thereof. As of the Record Date, there were 30,967,660 Class A Ordinary Shares issued and outstanding and 875,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes.

Shareholders holding Ordinary Shares that represent not less than one-third (1/3) of all voting share capital of the Company present in person or by proxy and entitled to vote at the Meeting shall form a quorum.

In order to pass, each proposal at the Meeting requires the vote of a simple majority of votes cast by shareholders entitled to vote on that proposal.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

After carefully reading and considering the information contained in this Proxy Statement, including the Exhibits, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is to approve and adopt the following resolutions on the following matters:

1.	RESOLVED as an ordinary resolution (the “Auditor Proposal”): to ratify and approve the appointment of Enrome LLP (“Enrome”) as auditor of the Company for the fiscal year ended December 31, 2023, and the fiscal year ending December 31, 2024, and to authorize the audit committee of the board of directors of the Company to fix the remuneration of the auditor;

2.	RESOLVED as a special resolution (the “Share Consolidation Proposal”) that:

(a)	the Company consolidate each of its existing issued and outstanding and its authorized and unissued Class A Ordinary Shares, with a par value of US$0.016 each (the “Class A Ordinary Shares”), on a basis ranging from no consolidation to a consolidation of 1:25 (the “Share Consolidation”), with the exact amount within that range to be determined by the Board of Directors of the Company within one year of the date of the Meeting;

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company;

(c)	concurrently with the Share Consolidation being effectuated under (a) above:

(i)	increasing the authorized share capital by an additional US$ amount equal to the new par value determined under (a) multiplied by a number of Class A Ordinary Shares necessary to increase the total number of authorized Class A Ordinary Shares in the share capital of the Company to 200,000,000; and

(ii)	creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000 each with a nominal or par value of an amount equal to US$0.016 multiplied by the ratio of the Share Consolidation determined in (a) above each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company;

3.	RESOLVED as an ordinary resolution (the “2023 ESOP Amendment Proposal”): to approve the amendments to the 2023 Employee Share Option Plan (“2023 ESOP”) to provide for an increase in the total amount of the Company’s Class A Ordinary Shares that can be awarded under the 2023 ESOP from the currently authorized 3,200,000 Class A Ordinary Shares to 5,200,000 Class A Ordinary Shares (such amounts are prior to any adjustment for the Share Consolidation); and

4.	RESOLVED as an ordinary resolution (the “Adjournment Proposal”): to approve to direct the chairperson of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the proposals 1 – 3.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.voteproxy.com, (ii) by phone at +1-800-776-9437 in the United States or +1-201-299-4446 from foreign countries, or (iii) by mail to EQ PO BOX 500 Newark, NJ 07101, the United States.

Required Votes for Each Proposal to Pass

Assuming the presence of a quorum at the Meeting:

Proposal	Vote Required	Broker Discretionary Vote Allowed
Auditor Proposal	Majority of the votes of the shares present in person or by proxy and entitled to vote thereon at the Meeting	YES

Share Consolidation Proposal	A two-thirds majority of the Class A Ordinary Shares present in person or by proxy and entitled to vote thereon at the Meeting	YES

2023 ESOP Amendment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Meeting	YES

Adjournment Proposal	Majority of the shares present in person or by proxy and entitled to vote thereon at the Meeting	YES

Abstentions will not count as a vote against each of the proposals.

Voting Procedures

Each Class A Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the Meeting. Your proxy card shows the number of Ordinary Shares that you own.

●	You can vote your Ordinary Shares in advance of the Meeting by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or other nominee to ensure that your shares are represented and voted at the Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Ordinary Shares will be voted as recommended by our Board of Directors. Our Board of Directors recommends voting “FOR” each of the Proposals named in this Proxy Statement.

●	You can attend the Meeting virtually and vote in person even if you have previously voted by submitting a proxy. You will be given a ballot when you arrive. However, if your Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

PROPOSAL NO. 1

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected Enrome as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024, and has further directed that we submit the selection of the independent registered accounting firm for ratification by our shareholders at the Meeting. Representatives of Enrome will not be present at the Meeting.

The selection of our independent registered public accounting firm is not required to be submitted for shareholder approval. Nonetheless, the Board of Directors is seeking ratification of its selection of Enrome as a matter of further involving our shareholders in our corporate affairs. If our shareholders do not ratify this selection, the Board of Directors will reconsider its selection of Enrome and will either continue to retain the firm or appoint a new independent registered public accounting firm. Even if the selection is ratified, the Board of Directors may, in its sole discretion, determine to appoint a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our and our shareholders’ best interests.

The Audit Committee reviews and must pre-approve all audit and non-audit services performed by our independent registered public accounting firm, as well as the fees charged by it for such services. In its review of non-audit service fees, the Audit Committee considers, among other things, the possible impact of the performance of such services on the accounting firm’s independence.

Independent Registered Public Accounting Firm’s Fees

The Company has not incurred any fees billed or expected to be billed for audit and other services provided by Enrome for the fiscal year ended December 31, 2023 and 2022, other than for the year ended December 31, 2023 Enrome has or will bill $250,000 for audit fees, of which the Company has paid $62,500 through the date of mailing this Proxy Statement.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a procedure for pre-approval of all fees charged by our independent auditors. Under the procedure, the Audit Committee pre-approves all auditing services and the terms of non-audit services provided by our independent registered public accounting firm, but only to the extent that the non-audit services are not prohibited under applicable law and the Audit Committee determines that the non-audit services do not impair the independence of the independent registered public accounting firm. Other fees are subject to pre-approval by the Audit Committee, or, in the period between meetings, by a designated member of the Board or Audit Committee. Any such approval by the designated member is disclosed to the entire Board of Directors at the next meeting.

The Board of Directors proposes to solicit shareholder approval to effect the Auditor Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to the Auditor Proposal are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Enrome LLP as auditor of the Company for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024 be and is approved and ratified, and the Audit Committee of the Board of Directors of the Company be authorized to fix the remuneration of the auditor.”

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RATIFICATION OF SELECTION OF ENROME LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023 AND THE FISCAL YEAR ENDING DECEMBER 31, 2024

PROPOSAL NO. 2

CONSOLIDATION OF SHARE CAPITAL

Our Board of Directors has unanimously adopted the following resolution:

RESOLVED:

(a)	that the Company consolidate (the “Share Consolidation”) each of its existing issued and outstanding and authorized and unissued Class A Ordinary Shares, each with a par value of US$0.016 each, on a basis ranging from no consolidation to a consolidation of 1:25, with the exact amount within that range to be determined by the Board of Directors of the Company within one year of the date of the Meeting;

(b)	the shareholders hereby waive their rights to any fraction of a share resulting from the Share Consolidation, and authorise such fractions to be cancelled and returned to the pool of authorized but unissued shares in the capital of the Company; and

(c)	concurrently with the Share Consolidation being effectuated under (a) above:

(i)	increasing the authorized share capital by an additional US$ amount equal to the new par value determined under (a) multiplied by a number of Class A Ordinary Shares necessary to increase the total number of authorized Class A Ordinary Shares in the share capital of the Company to 200,000,000; and

(ii)	creating an additional number of authorized Class A Ordinary Shares equal to the number necessary to increase the Class A Ordinary Shares to 200,000,000 each with a nominal or par value of an amount equal to US$0.016 multiplied by the ratio of the Share Consolidation determined in (a) above each with such rights and restrictions as set out in the current amended and restated memorandum and articles of association of the Company.

As of the Record Date: 30,967,660 Class A Ordinary Shares and 875,000 Class B Ordinary Shares were issued and outstanding, and 3,200,000 Class A Ordinary Shares were reserved for issuance under the 2023 ESOP and approximately 2,000,000 Class A Ordinary Share were reserved for issuance under the Company’s pre-IPO option plan.

Approval of this Proposal No. 2 by the shareholders will grant the Board of Directors the authority, without further action by the shareholders, to carry out the of the Share Consolidation after the date shareholder approval for the amendment is obtained.

Rights of Post-Consolidation Class A

The post-consolidation Class A Ordinary Shares would have rights and privileges identical to our existing Class A Ordinary Shares currently outstanding.

Timing of Completion of Share Consolidation

If approved by the shareholders, the Share Consolidation grants the Board of Directors the authority to specify, within one year from the date of the Meeting, the exact ratio for the Share Consolidation within the range set out in the above resolution: between no consolidation and 1:25.

Rationale for Board of Directors to Determine Ratio of Share Consolidation

We believe that leaving the ratio to the discretion of the Board of Directors will provide the flexibility to implement the Share Consolidation in a manner designed to maximize the desired results and anticipated benefits for our shareholders. In determining a ratio following the receipt of shareholder approval, the Board of Directors may consider, among other things, factors such as:

●	historical trading price and trading volume of the Class A Ordinary Shares;

●	the number of Class A Ordinary Shares issued and outstanding;

●	the then-prevailing trading price and trading volume of the Class A Ordinary Shares and the anticipated impact of the Share Consolidation on the trading market for the shares;

●	the listing standards of NYSE American;

●	the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs;

●	prevailing general market and economic conditions; and

●	limitations of some stockholders on holding shares in companies with a share price below a threshold amount per share.

The Share Consolidation, if approved by our shareholders, will be implemented upon approval by the Board of Directors, based on its evaluation as to whether or when such action will be the most advantageous to the Company and our shareholders. In addition, the Board of Directors shall have the right, without further action by the shareholders, to elect not to proceed with the Share Consolidation if, in its sole discretion, it determines that it is no longer in the Company’s best interest to proceed with the Share Consolidation.

Reasons for the Share Consolidation

The Class A Ordinary Shares are currently listed on NYSE American. On September 9, 2024, the NYSE American informed the Company that, because our share price had fallen below $1.00 per share over a 30-day period, the NYSE American has concerns that the Company’s shares may not be suitable for auction market trading.

The Board of Director’s primary objective in proposing a Share Consolidation is to raise the per share trading price of the Class A Ordinary Shares in order to maintain compliance with the NYSE American listing standards. If a delisting from NYSE American were to occur, the Company believes the Class A Ordinary would be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by Pink OTC Markets Inc, commonly referred to as the Pink Sheets and now known as the OTCQB market and may also be quoted on the Over-the-Counter Bulletin Board (the “OTCBB”), an electronic quotation service maintained by the Financial Industry Regulatory Authority (“FINRA”), provided that a market maker in the stock files the appropriate application with, and such application is cleared by, FINRA. These markets are generally considered to be less efficient than, and not as broad as, NYSE American. If the Class A Ordinary Shares were to trade on the OTCQB or the OTCBB, selling such shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of the Company may be reduced. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in such shares, further limiting the liquidity thereof. These factors could result in lower prices and larger spreads in the bid and ask prices for the Class A Ordinary Shares.

Such delisting of our Class A Ordinary Shares from NYSE American could also greatly impair the Company’s ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by the Company’s issuing equity in financing or other transactions. The Board of Directors has considered the potential harm to the Company of a delisting from NYSE American and believes that the Share Consolidation would help the Company regain compliance with NYSE American listing standards.

The Board of Directors is also submitting the Share Consolidation to shareholders for approval based on its belief that increasing the per share trading price of the Class A Ordinary Shares may make the shares more attractive to a broader range of institutional and other investors. We have been advised that the current market price of the Class A Ordinary Shares may affect their acceptability to certain institutional investors, professional investors and other members of the investing public. If the Share Consolidation is approved by our shareholders, the Board of Directors may determine to effectuate the Share Consolidation in an effort to make the shares a more attractive and cost effective investment for many investors. Accordingly, for these and other reasons discussed in this Proxy Statement, we believe that shareholder approval of the Share Consolidation will provide the Board of Directors with flexibility to implement the Share Consolidation in a manner designed to maximize the desired results and anticipated benefits and is consequently in the Company’s best interest. As such, assuming the Share Consolidation is approved by our shareholders as proposed, the Board of Director’s may determine to implement the Share Consolidation even if doing so is not necessary in order to maintain and/or regain compliance with the NYSE American listing standards.

Reducing the number of issued and outstanding Class A Ordinary Shares through the Share Consolidation would be intended, absent other factors, to increase the per share market price of the shares. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our shares. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, that the market price of the shares will increase following the Share Consolidation or that the market price of the shares will not decrease in the future. Additionally, we cannot assure you that the market price per share of the Class A Ordinary Shares after the Share Consolidation will increase in proportion to the reduction in the number of the shares issued and outstanding before the Share Consolidation. Accordingly, the total market capitalization of the Class A Ordinary Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation. We also cannot assure you that the Class A Ordinary Shares will not be delisted from NYSE American due to failure to meet other continued listing standards.

Potential Effects of the Share Consolidation

Based on 30,967,660 Class A Ordinary Shares outstanding on the Record Date, when the Board of Directors effectuates the Share Consolidation, the following Class A Ordinary Shares will be outstanding based on the following assumed Share Consolidation ratios:

Assumed Consolidation Ratio	Resulting Class A Outstanding	Total Class A Authorized
No consolidation	30,967,660	200,000,000
1:5	6,193,532	200,000,000
1:10	3,096,766	200,000,000
1:15	2,064,511	200,000,000
1:20	1,548,383	200,000,000
1:25	1,238,706	200,000,000

The shares issuable under the Company’s option plans, outstanding warrants and convertible notes will be similarly consolidated under their terms to reflect the Share Consolidation of the Class A Ordinary Shares.

Potential Decrease in Class A Voting Power

Although the Share Consolidation, if effectuated by the Board of Directors, would decrease the number of Class A Ordinary Share outstanding, the Share Consolidation will not reduce the number of Class B Ordinary Shares outstanding. As a result, the voting power of the holders of Class A Ordinary Shares will be reduced in relation to the voting power of the Class B Ordinary Shares.

The Class B Ordinary Shares vote on a 10 for 1 basis and the Class A Ordinary Shares vote on a 1 for 1 basis. The Class B Ordinary Shares are held by our founder, CEO, President and Chair of the Board, Norma Chu. The Class B Ordinary Shares vote on all matters together with holders of the Class A Ordinary Shares, are not transferrable and have no rights other than the right to vote.

The table below shows the voting rights that will be held by the holders of Class A Ordinary Shares and Class B Ordinary Shares if the Share Consolidation is approved by the shareholders and effectuated by the Board of Directors:

			Voting Rights Post-Share Consolidation
	Current Voting Rights	%	1:5%		1:15%		1:25%
Class A Ordinary Shares	30,967,660	78%	6,193,532	41%	2,064,511	19%	1,238,706	12%
Classs B Ordinary Shares	8,750,000	22%	8,750,000	59%	8,750,000	81%	8,750,000	88%
Total	39,717,660	100%	14,943,532	100%	10,814,511	100%	9,988,706	100%

As a result, the holder of the Class B Ordinary Shares will have more control over matters that require shareholder approval and may make such matters less likely to be completed, including, for example, amendments to our Amended and Restated Memorandum of Association and major transactions such as a takeover or change of control of our Company by a third-party, or a tender offer or proxy contest, assumption of control by a holder of a large block of our stock, and the possible removal of our incumbent management. We are not aware of any proposed attempt to take over the Company or of any present attempt to acquire a large block of our Class A Ordinary Shares.

The Board of Directors proposes to solicit shareholder approval of the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF

SHARE CONSOLIDATION PROPOSAL

PROPOSAL NO. 3

APPROVAL OF THE AMENDMENT TO THE 2023 EMPLOYEE SHARE OPTION PLAN

There are currently 3,200,000 Class A Ordinary Shares reserves for issuance under the Company’s 2023 Employee Share Option Plan, as amended (the “2023 ESOP”), subject to a potential annual increase under the terms of, and subject to the limitations set forth in, the 2023 ESOP.

As of the date of this proxy statement, options to purchase a total of 3,200,000 Class A Ordinary Shares have been granted and are outstanding under the 2023 ESOP. Additionally, options have been granted prior to the Company’s initial public offering for a total of approximately 2,000,000 Class A Ordinary Shares.

Additionally, options to purchase 414,038 Class A Ordinary Shares have been granted under the 2023 ESOP to four non-U.S. employees which exceed the current shares available under the 2023 ESOP. Approval by the shareholders of this Proposal No. 3 also includes approval of the these option grants.

Because no Class A Ordinary Shares remain available for grant under the 2023 ESOP, the board proposes to amend section 2.4 of the 2023 ESOP so as to provide for an addition of 2,000,000 Class A Ordinary Shares as a result of which, if the 2023 ESOP Amendment Proposal is approved by the shareholders, as of such approval, a total of 5,200,000 Class A Ordinary Shares may be issued upon exercise of all options granted. The 2023 ESOP Amendment Proposal also applies to the US Addendum to the 2023 ESOP.

All share numbers mentioned above do not take into account, and are presented prior to giving effect to, any Share Consolidation. See “Proposal No. 2 – Consolidation of Share Capital.”

The Board of Directors proposes to solicit shareholder approval to effect the 2023 ESOP Amendment Proposal. The resolutions be put to the shareholders to consider and to vote upon at the Meeting in relation to amending the 2023 ESOP are:

“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

the proposed amendment to the 2023 Employee Share Option Plan to increase by 2,000,000 Class A Ordinary Shares available for issuance thereunder be and are hereby approved.”

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE AMENDMENT TO THE 2023 ESOP

PROPOSAL 4

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will request the chairperson of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals 1-3 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairperson of the meeting has the power to adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

October 31, 2024	/s/ Norma Ka Yin Chu
Norma Ka Yin Chu
Chief Executive Officer